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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Insteel Industries, Inc.
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                                (Name of Issuer)

                           Common Stock (No Par Value)
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                         (Title of Class of Securities)

                                    45774W108
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                                 (CUSIP Number)

                               Frances H. Johnson
                           1235 West Henderson Street
                               Salisbury, NC 28144
                                  704-636-5657
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        December 29, 1992 (see footnote)*
*Reflects decrease in beneficial ownership as a result of December 29, 1992 conversion of issuer debt securities by third parties and certain other minor changes in beneficial ownership.
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            (Date of Event which Requires Filing, of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.132d-l(f) or 240.13d-I (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)


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CUSIP No.   45774W108

1.       Names of Reporting Persons: Frances H. Johnson

         I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      [X]

                  (b)      [ ]

3.       SEC Use Only: _______________________________________________________

4.       Source of Funds (See Instructions) : OO

5.       Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]

6.       Citizenship or Place of Organization: United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power 62,875

8.       Shared Voting Power 620,263

9.       Sole Dispositive Power 62,875

10.      Shared Dispositive Power 620,263

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 683,138

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

13.      Percent of Class Represented by Amount in Row (11) 8.1%

14.      Type of Reporting Person (See Instructions)  IN


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CUSIP No.   45774W108

1.       Names of Reporting Persons:  Johnson Concrete Company, Inc.

         I.R.S. Identification Nos. of above persons (entities only).
         56-0495-110

2.       Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)     [X]

                  (b)     [ ]

3.       SEC Use Only __________________________________________________________

4.       Source of Funds (See Instructions):    WC

5.       Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e):                                                [ ]

6.       Citizenship or Place of Organization:   North Carolina


Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 0

8.       Shared Voting Power: 620,263

9.       Sole Dispositive Power: 0

10.      Shared Dispositive Power: 620,263

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 620,263

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                                               [ ]

13.      Percent of Class Represented by Amount in Row (11): 7.3%

14.      Type of Reporting Person (See Instructions):   CO



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         SCHEDULE 13D


Item 1:  Security and Issuer

         This Statement relates to shares of Common Stock (No Par Value) (the "Common Stock") of Insteel Industries, Inc. ( the "Company"), a North Carolina company, located at 1373 Boggs Drive Mount Airy, NC 27030

Item 2:  Identity and Background

         a. This Statement on Schedule 13D is filed by (1) Frances H. Johnson ("Ms. Johnson"), an individual, and (2) Johnson Concrete Company, Inc. ("Johnson Concrete"), a North Carolina corporation (Ms. Johnson and Johnson Concrete individually referred to herein as a "Reporting Person" and collectively referred to herein as the "Reporting Persons"). A list of the directors and executive officers of Johnson Concrete is attached hereto as Annex A.

         b. The address of the principal business office of each Reporting Person is as follows:

                  Ms. Johnson               217 Klumac
                                            Salisbury, NC  28144

                  Johnson Concrete          217 Klumac
                                            Salisbury, NC  28144

         c. Ms. Johnson is President of Johnson Concrete. Johnson Concrete is a corporation engaged in the manufacture of concrete block, concrete pipe and related products.

         d. During the last five years, none of the Reporting Persons, and to the knowledge of Johnson Concrete, none of the executive officers or directors of Johnson Concrete have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         e. During the last five years, none of the Reporting Persons, and to the knowledge of Johnson Concrete, none of the executive officers or directors of Johnson Concrete, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in being subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Ms. Johnson and, to the knowledge of Johnson Concrete, each executive officer and director of Johnson Concrete, is a citizen of the United States. Johnson Concrete is a North Carolina corporation.

Item 3:  Source and Amount of Funds or Other Consideration:

         Johnson Concrete has shared voting and dispositive power over 620,263 shares, which were purchased several years ago with corporate funds and are being held as an investment. Ms. Johnson is president of Johnson Concrete. Ms. Johnson has direct beneficial ownership over 52,875 shares which were received in 1987 as a pro-rata distribution of assets of IC Liquidating Corporation of which Ms. Johnson was an owner. These shares are held as an investment. Ms. Johnson also has stock options to purchase 10,000 shares which are exercisable within 60 days of the filing of this Schedule 13D. Ms. Johnson also has indirect beneficial ownership of the shares owned by Johnson Concrete by virtue of her position as president, director and shareholder of Johnson Concrete.

Item 4:  Purpose of Transaction:

         Beneficial ownership reported in paragraph 5(a) reflects current beneficial ownership of Reporting Persons and updates previous Schedule 13D report to reflect: (1) decrease in beneficial ownership as a result of December 29, 1992 conversion of certain debt securities of the Company into Common Stock by third parties; and (2) certain minor transaction in the Common Stock which have occurred since the date of previous report.

         Johnson Concrete originally purchased the Common Stock as an investment prior to the Company becoming public. Ms. Johnson received her Common Stock as described in Item 3 above and holds it as an investment.

                  Other than as discussed above, the Reporting Persons currently have no plans to effect:


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                  (a)      any extraordinary corporate transaction, such as a
                           merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
                  (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;
                  (c) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;
                  (d) any material change in the present capitalization or dividend policy of the Company;
                  (e) any other material change in the Company's business or corporate structure;
                  (f) any change in the Company's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;
                  (g) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
                  (h) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
                  (i)      any action similar to any of those enumerated above.

         The Reporting Persons intend to continuously re-evaluate their investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

Item 5:  Interest in Securities of the Issuer:

         a. Johnson Concrete beneficially owns 620,263 shares of Common Stock (7.3%). Ms. Johnson beneficially owns 683,138 shares (8.1%). The shares beneficially owned by Ms. Johnson include 10,000 shares that are subject to presently exercisable options, 52,875 shares held directly and 620,263 shares held directly by Johnson Concrete.
         b. Ms. Johnson has shared voting power and sole dispositive power over 683,138 shares of which 620,263 are owned directly by Johnson Concrete, 52,875 shares owned directly by Ms. Johnson, and 10,000 shares eligible to purchase through the exercise of options granted to Ms. Johnson.
         c.       Not applicable
         d.       Not applicable
         e.       Not applicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Not applicable.

Item 7:  Material to be Filed as Exhibits:

         Exhibit I: Executive Officers and Directors of Johnson Concrete
         Exhibit II: Schedule 13D manually filed by Ms. Johnson effective September 25, 1985.
         Exhibit III: Schedule 13D manually filed by Johnson
         Concrete effective September 25, 1985.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 1999
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Date

/s/ Frances H. Johnson
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Signature


Frances H. Johnson
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Name/Title

/s/ Frances H. Johnson
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Signature


Johnson Concrete Company, Inc.
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Name/Title